SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

May 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Lauren Nguyen

Re:	Biodesix, Inc.
Registration Statement on Form S-1
Filed April 23, 2024
File No. 333-278881

Ladies and Gentlemen:

On behalf of our client, Biodesix, Inc. (the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 17, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 filed with the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and an amendment to the Registration Statement on Form S-1 (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type.

Form S-1 filed on April 23, 2024

General

1.

We note your disclosure on page 153 that your selling securityholders may sell their securities through one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement to confirm the Company’s understanding that the retention by a selling stockholder of an underwritten offering on a firm commitment or best efforts basis would constitute a material change to the Company’s plan of distribution requiring a post-effective amendment.

* * * *

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at (415) 772-1256 or frahmani@sidley.com.

Sincerely,

/s/ Frank Rahmani
Frank Rahmani

cc:	Scott Hutton, Biodesix, Inc.

Robin Harper Cowie, Biodesix, Inc.

Chris Vazquez, Biodesix, Inc.

Samir A. Gandhi, Sidley Austin LLP